AOXING PHARMACEUTICAL COMPANY, INC.
444 Washington Blvd., Suite 3338
Jersey City, NJ 07310
646-367-1747

June 30, 2015

Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Aoxing Pharmaceutical Company, Inc.
Registration Statement on Form S-3
Filed June 22, 2015
Registration File No.: 333-205148

Dear Mr. Riedler:

The undersigned, Aoxing Pharmaceutical Company, Inc., respectfully requests that the effective date of its Registration Statement on Form S-3, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 2:00 P.M. Eastern Time on July 1, 2015 or as soon thereafter as possible.

Aoxing Pharmaceutical Company, Inc. acknowledges that:

$	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

$
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Aoxing Pharmaceutical Company, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

$
Aoxing Pharmaceutical Company, Inc. may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

AOXING PHARMACEUTICAL COMPANY, INC.

By:	/s/ Zhenjiang Yue
Zhenjiang Yue
Chief Executive Officer